PROMISSORY NOTE

$1,150,000.00	April 3, 2018

1. Promise to Pay. ZENERY POWER & GAS, INC., a Texas corporation formerly known as ZEN ENERGY, INC. (“Purchaser”), promises to pay to the order of Luccirelli & Gomez LLC, a Texas limited liability company, and TCN Holdings, LLC, a Texas limited liability company (collectively, the “Sellers”), at City of Houston, Harris County, Texas 77056, the principal sum of One Million One Hundred FIFTY Thousand and No/100 Dollars ($1,150,000.00) (such original principal amount being subject to adjustment as set forth in Section 3(a) of this Promissory Note) with interest on the principal balance from time to time remaining unpaid until the date that is five (5) days after the Maturity Date at the Applicable Rate as defined in this Promissory Note. All matured, unpaid principal and interest shall bear interest from the date that is five (5) days after the Maturity Date until paid at the Default Rate defined in this Promissory Note. This Promissory Note is given in connection with an Equity Interest Purchase Agreement dated effective January 20, 2017 (as amended, the “Purchase Agreement”) by and among the Purchaser and the Sellers. Terms used and not otherwise defined in this Promissory Note have the meanings assigned to them in the Purchase Agreement.

2. Interest Rate.

(a) Applicable Rate. The “Applicable Rate” of interest shall be zero percent (0%) per annum.

(b) Default Rate. The “Default Rate” of interest shall be ten percent (10.00%) per annum.

(c) Maximum Rate. The term “Maximum Rate” as used in this Promissory Note means, at the particular time in question, the maximum rate of non-usurious interest (taking into account all amounts paid or required to be paid which may be deemed, held, or classified as interest under applicable law) which, under applicable law, may then be charged on this Promissory Note. If the maximum rate of non-usurious interest changes after the date of this Promissory Note, the Maximum Rate shall automatically be increased or decreased, as the case may be, from time to time as of the effective time of each change in the maximum non-usurious rate. If Chapter 303 of the Texas Finance Code is applicable to this Promissory Note, the interest rate ceiling applicable to this Promissory Note is the “weekly ceiling” as defined in Chapter 303 of the Texas Finance Code.

(d) Interest Computation. Interest shall be computed on the basis of a year of 365 days and for the actual number of days elapsed (including the first day but excluding the last day). Interest shall be calculated on the unpaid principal to the date of each installment paid and the payment shall be credited first to accrued but unpaid interest and the balance to the reduction of the principal.

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3. Adjustment, Payment and Credits.

(a) Adjustments to Original Principal Balance Based on Closing Consideration. The original principal balance of this Promissory Note shall be increased or decreased, as applicable, as follows:

(i) Pursuant to Section 2.3(b) of the Purchase Agreement, the original principal balance of this Promissory Note shall be decreased by the amount, if any, by which the Estimated Adjustments exceed Five Hundred Thousand Dollars ($500,000.00); and

(ii) Pursuant to Section 2.4(c) of the Purchase Agreement, the original principal balance of this Promissory Note shall be either (A) increased by the amount, if any, by which the Closing Purchase Price exceeds the Estimated Closing Purchase Price; or (B) decreased by the amount, if any, by which the Closing Purchase Price is less than the Estimated Purchase Price.

(b) Scheduled Payments. Principal and accrued interest under this Promissory Note shall be due and payable as follows:

(i) A payment equal to the lesser amount of: (A) Six Hundred and Fifty Thousand and No/100 Dollars ($650,000.00); or (B) one hundred percent (100%) of the outstanding principal balance of this Promissory Note, as adjusted pursuant to Section 3(a) above, if applicable, plus accrued interest thereon, if any, shall be due and payable on July 2, 2018; and

(ii) If applicable, a payment equal to the remaining principal balance of this Promissory Note, as adjusted pursuant to Section 3(a) above, if applicable, plus accrued interest thereon, if any, shall be due and payable on November 2, 2018 (the “Maturity Date”).

(c) Prepayments. This Promissory Note may be prepaid, in whole or in part, at any time without penalty of any kind. Except as provided in Section 3(d) below with respect to any indemnification claim offset, prepayments shall be credited first to accrued but unpaid interest to the date of the prepayment and the balance to the reduction of principal in inverse order of maturity.

(d) Indemnification Claim Offset. If any indemnification claim brought by the Purchaser Indemnified Parties pursuant to Section 9.2 of the Purchase Agreement is not timely paid by the Sellers in accordance with Section 9.4 of the Purchase Agreement, the Purchaser Indemnified Parties may offset any amount so owing (even if not yet due) against amounts owing under this Promissory Note by written notice to the Sellers. Upon the deposit of such notice, the principal amount owing pursuant to this Promissory Note shall be automatically reduced by such amount.

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4. Default. In the event that default is made in the payment of any amounts payable under this Promissory Note, and such default continues for ten (10) days after Sellers give Purchaser written notice of such default, then at the option of Sellers, the entire unpaid principal balance of this Promissory Note, together with accrued but unpaid interest thereon, shall at once become due and payable, without notice, and without presentment or demand for payment, and the liens given to secure the payment of this Promissory Note may be foreclosed immediately. Failure to exercise this option shall not constitute a waiver of the right to exercise such option at any other time in the future.

5. Collection Costs. Purchaser shall pay on demand all attorney’s fees and all other costs and expenses incurred by Sellers in the enforcement of or preservation of Sellers’s rights under this Promissory Note, including, without limitation, all reasonable attorney’s fees and expenses, investigation costs, and all court costs, whether or not suit is filed hereon, or whether (i) at maturity or by acceleration, or (ii) before or after the Maturity Date, or (iii) in connection with a probate proceeding, bankruptcy, reorganization, insolvency, or appeal, or (iv) in connection with the collection or enforcement of this Promissory Note against Purchaser. Purchaser agrees to pay interest on any expenses or other sums due to Sellers under this paragraph that are not paid when due, at a rate per annum equal to the Default Rate.

6. Waivers. The undersigned, all endorsers, and all persons liable or to become liable on this Promissory Note, expressly waive, except as set forth in this Promissory Note, demand for payment, presentation for payment, notice of intention to accelerate maturity, notice of acceleration, protest, notice of protest, and nonpayment as to this Promissory Note and as to each installment due on this Promissory Note. The acceptance by Sellers, at any time and from time to time, of part payment of this Promissory Note shall not be deemed to be a waiver of any default then existing. No waiver by Sellers of any default shall be deemed to be a waiver of any other then existing or subsequent default, nor shall any such waiver by Sellers be deemed to be a continuing waiver. No delay or omission by Sellers in exercising any right, power, or option granted to Sellers in this Promissory Note shall impair any such right, power, or option or be construed as a waiver of it or an acquiescence to it, nor shall any single or partial exercise of any such right, power, or option preclude other or further exercise of it or the exercise of any other right, power, or option of Sellers under the terms of this Promissory Note.

7. Usury Savings Clause. It is the intention of Sellers and Purchaser to conform strictly with applicable usury laws now in force. No provision of this Promissory Note shall require the payment or permit the collection of interest in excess of the maximum amount permitted by applicable law. If at any time the interest received or contracted for exceeds the maximum lawful rate, Sellers shall refund the amount of the excess or shall credit the amount of the excess against amounts owing under the loan and such excess shall not be considered the payment of interest. Determination of the rate of interest shall be made by amortizing, prorating, allocating, and spreading in equal parts during the full contracted period of the life of the loan all interest at any time contracted for, charged, or received from Purchaser in connection with the loan.

8. Governing Law. This Promissory Note shall be governed by and construed under the applicable laws of the State of Texas and the laws of the United States of America, except that Chapter 346 of the Texas Finance Code and its successor statutes, as amended (which regulates certain revolving credit loan accounts and revolving tri-party accounts), shall not apply.

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9. Miscellaneous. All payments on this Promissory Note must be paid in lawful money of the United States of America immediately available funds. Purchaser agrees to perform and comply with the covenants, conditions, provisions, and agreements contained in this Promissory Note and in every other instrument evidencing or securing payment of the indebtedness evidenced by this Promissory Note.

10. Joint and Several Liability. If this Promissory Note is executed by more than one party, each surety party is jointly and severally liable for the obligations of Purchaser under this Promissory Note.

11. Notices. All notices provided for or permitted to be given pursuant to this instrument will be given in accordance with the terms of the Purchase Agreement.

12. Assignment. This Promissory Note may not be assigned by Sellers.

[Signature Page(S) TO Follow]

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Purchaser:

ZENERGY POWER & GAS, INC.,
a Texas corporation formerly known as Zen Energy, Inc.

By:	/s/ Alex Rodriguez
Name:	Alex Rodriguez
Title:	Chief Executive Officer and President

Sellers:

Luccirelli & Gomez LLC,
a Texas limited liability company

By:	/s/ Genaro Gomez Castanares
Name:	Genaro Gomez Castanares
Title:	Director

TCN Holdings, LLC,
a Texas limited liability company

By:	/s/ Donnie Goodwin
Name:	Donnie Goodwin
Title:	Managing Member

[Signature Page to Promissory Note]